Exhibit 1.01

Apogee Enterprises, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This conflict minerals report (“CMR”) for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain minerals which are necessary to the functionality or production of their products. These minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG Minerals”). These requirements apply to registrants whatever the geographic origin of the minerals and whether or not they fund armed conflict in the Democratic Republic of Congo (“DRC”) or surrounding regions (collectively, the “DRC Region”).

1.	Introduction

Company Overview

Apogee Enterprises, Inc. was incorporated under the laws of the State of Minnesota in 1949. The Company believes it is a world leader in certain technologies involving the design and development of value-added glass solutions for enclosing commercial buildings and framing art. Unless the context otherwise requires, the terms “Company,” “Apogee,” “we,” “us” and “our” as used herein refer to Apogee Enterprises, Inc. and its subsidiaries.

Our Company’s most recent fiscal year ended as of March 1, 2014 (“fiscal 2014”). Our Company is comprised of four reporting segments. Of the four segments, our Architectural Glass, Architectural Services and Architectural Framing Systems segments serve the non-residential construction market. Our Large-Scale Optical segment serves the custom picture framing market.

•	Our Architectural Glass segment fabricates glass used in customized window and curtainwall systems comprising the outside skin of commercial and institutional buildings. For fiscal 2014, our Architectural Glass segment accounted for approximately 35 percent of our net sales.

•	Our Architectural Services segment primarily installs and renovates customized aluminum and glass window and curtainwall systems comprising the outside skin and entrances of commercial and institutional buildings. It also designs, engineers and fabricates a majority of the metal systems it installs. For fiscal 2014, our Architectural Services segment accounted for approximately 26 percent of our net sales.

•	Our Architectural Framing Systems segment designs, engineers and fabricates the aluminum frames used in customized aluminum and glass window, curtainwall, storefront and entrance systems comprising the outside skin and entrances of commercial and institutional buildings. For fiscal 2014, our Architectural Framing Systems segment accounted for approximately 28 percent of our net sales.

•	Our Large-Scale Optical segment manufactures value-added glass and acrylic products primarily for the custom picture framing market. For fiscal 2014, our Large-Scale Optical segment accounted for approximately 11 percent of our net sales.

2.	Due Diligence

2.1	Design of Due Diligence

Our due diligence measures are in the process of being designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten.

2.2	Management Systems

Conflict Minerals Policy

In 2013, Apogee instituted a conflict minerals policy. This policy is publicly available at http://www.apog.com/responsibility/conflictminerals.html.

Internal Team

Apogee has established a management process to support and oversee our conflict minerals due diligence, as described below under “Control Systems.” We have a multi-disciplinary executive oversight committee, which is chaired by our Chief Financial Officer, and is comprised of our General Counsel, Senior Vice President of Operations and Supply Chain Management, Corporate Controller, Vice President of Shared Services and Business Process, and Shared Services Business Analyst. In preparation for the 2013 Form SD and CMR filing, this oversight committee has met several times and, in the future, will be meeting a minimum of once per quarter.

Control Systems

We have engaged our direct suppliers to help us determine the origin of any 3TG Minerals in the products that they provide to us. We utilized the following basic steps:

•	Apogee conducted a supply chain survey of 79 direct suppliers to our domestic operations who provide materials that are contained in our products, are likely to contain 3TG Minerals, are necessary to the functionality or production of our products, and do not contain scrap or recycled content (“In-Scope Materials”). We used an internally developed questionnaire based on the Electronic Industry Citizenship Coalition and Global eSustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template. Our domestic operations accounted for approximately 93% of our fiscal 2014 net sales.

•	If the responses from our direct suppliers identified smelters or refiners, we then compared the smelters and refiners identified against the list of smelter facilities which have received a “conflict free” designation (such as EICC/GeSI Conflict Free Smelter Program (“CFSP”) lists for tin, tantalum, tungsten and gold) by participating in an independent third party smelter audit.

•	Reasonable Country of Origin Inquiry (“RCOI”) documents returned from our direct suppliers were reviewed for completeness and we maintained a record of all such RCOI documents.

2.3	Identify and Assess Risk in the Supply Chain

For 2013, we identified 127 direct suppliers that we have reason to believe provide us with In-Scope Materials. We rely on these suppliers, whose components contain 3TG Minerals, to provide us with information about the source of conflict minerals contained in the components supplied to us.

2.4	Design and Implement a Strategy to Respond to Risks

As of the date of this filing, Apogee does not have a risk management plan to address 3TG Minerals. None of the RCOI responses received indicated that, in 2013, we purchased any In-Scope Materials that originated from the DRC Region. We plan to develop a risk management plan to enable us to respond if and when we determine that any 3TG Minerals supplied to us have originated from the DRC Region, or when suppliers do not support our RCOI efforts.

2.5	Third Party Audit

Since we are not able to determine that our In-Scope Materials are DRC conflict free, we have not conducted an independent private sector audit. However, smelter and refiner names provided by our direct suppliers were compared to information on the Conflict Free Sourcing Initiative (“CFSI”) website to determine whether they were certified by CFSI as “conflict free.”

2.6	Report on Supply Chain Due Diligence

This report and the associated Form SD are publicly available on our Company’s website at http://www.apog.com/responsibility/conflictminerals.html.

3.	Due Diligence Results

Reasonable Country of Origin Inquiry

Each of our four reporting segments sells products that contain In-Scope Materials. As a result, Apogee is required to perform an RCOI.

In 2013, Apogee designed a multi-step process that represents a good faith and reasonable effort to identify suppliers who supply 3TG Minerals. Once we identified suppliers that provide In-Scope Materials, we surveyed 62% of those suppliers to attempt to determine the source of the 3TG Minerals.

Apogee’s RCOI process is designed around the EICC/GeSI reporting template and smelter listings to attempt to determine the smelters and refiners of 3TG Minerals who provide, directly or indirectly, those minerals to Apogee’s suppliers. Apogee, as a purchaser, is many steps removed from the mining of 3TG Minerals. We rely on our direct suppliers to provide information as to the origin of the 3TG Minerals contained in components and materials supplied to us – including sources of 3TG Minerals that are supplied to them from lower-tier suppliers.

Survey Responses

For this CMR, we surveyed 62% of direct suppliers that provide materials to our domestic operations that we have reason to believe provide us with In-Scope Materials. We received RCOI responses and/or letters from 81% of those suppliers. Of those responses, 28% of direct suppliers surveyed provided a partial or complete list of smelters and refiners.

Efforts to Determine Mine or Location of Origin

Because of the decentralized nature of our business units and procurement systems, the complexity of our products, and the depth and breadth and constant evolution of our supply chain, it is difficult to identify parties upstream from our direct suppliers. We have determined that obtaining information about 3TG Minerals smelters and refiners in our supply chain is most reasonably accomplished through surveying our direct suppliers, and requesting that they continue to work back through their supply chain to obtain the necessary information. Their responses are then reviewed for reasonableness and completeness. Inconsistent or incomplete responses are then pursued with our direct suppliers. Identities of smelters and refiners provided through our direct suppliers’ efforts are then compared to publicly available listings (such as the CFSP) to determine conflict status.

Smelters or Refiners

As noted above, 28% of the survey responses from our direct suppliers that provide materials to our domestic operations contained smelter information, and 78% of those responses indicated the direct supplier had provided a complete list of smelters. In addition, all of the RCOI responses were provided at a company or divisional level, and were not specific to the materials we purchase. Due to the low response rate by our direct suppliers, the number of levels our suppliers are removed from the smelters and refiners, and the failure of suppliers to provide facility and country of origin information specific to our products, we did not have adequate information to verify the smelters and refiners used to process any 3TG Minerals necessary to our products or the country of origin of such 3TG Minerals.

4.	Steps to be Taken to Manage Risk

Apogee will undertake the following steps during the next reporting year to improve the due diligence conducted to manage the risk that 3TG Minerals necessary for the functionality or production of our products do not benefit armed groups in the DRC Region.

•	Improve our alignment with the OECD guidelines, including:

•	Formalizing our executive oversight committee meeting structure

•	Updating our supplier terms and conditions to include 3TG Minerals disclosure guidelines

•	Increasing supplier education

•	Developing a process to address supplier questions

•	Developing a supplier grievance reporting tool

•	Formalizing our risk management process

•	Expand the scope of In-Scope Materials supplier surveys

•	Increase the response rate of RCOIs requested from our direct suppliers

5.	Product Determination

Based on the limited survey responses we have received from our direct suppliers and because of a lack of information from other sources, we do not have sufficient information to conclude whether the necessary 3TG Minerals for our Company’s products originated in the DRC Region.

6.	Independent Private Sector Audit

Based on our forgoing determination, a private sector audit is not required.

7